

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

via facsimile and U.S. mail   October 12, 2007

Mr. Christopher J. Wensley
Chief Executive Officer
Horizon Industries, Ltd.
Suite 1710-1040 West Georgia Street Box 83
Vancouver, BS, Canada, V6E 4H1

     Re: **Horizon Industries, Ltd.**
             Annual Report on Form 20-F for the Year Ended February 28, 2007
             as amended on October 9, 2007
             File No. 0-52302

Dear Mr. Wensley:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Engineering comments, if any, will be issued separately.

Form 20-F

General

1.   Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2.   In future filings, including the amended Form 20-F you file in response to staff comments, please properly align the financial statement and other tabular disclosure, and ensure that you present all disclosure in a readable format. Eliminate the excessive number of spelling and typographical errors. We noted, for example, five such errors in the section captioned "Funk Lease" on page 8. Lastly, please cite the correct address for our public reference room, which is 100 F Street, N.E., Washington, DC 20549.

3.   Update your disclosure throughout your filing to the most recent practicable date with each amendment. For example, updated financial statements and discussion will be needed in the amended filing. See General Instruction C(b) and Items 8.A.4 and 8.A.5 of Form 20-F. Similarly, update information regarding the number of outstanding shares and shareholders, as well as any changes to the composition of your board of directors.

4.   Where practicable, avoid the excessive use of technical language. If necessary, define technical terms in context or include a glossary defining such terms.

Selected Financial Data, page 2

5.   It appears that the amounts listed as shareholders' equity include liabilities and the amounts listed as capital expenditures represent shareholders' equity. Please revise or advise.

6.   Please include in the summary any reconciliation of the data to U.S. GAAP and Regulation S-X. Refer to the Instructions to Item 3.A of Form 20-F for further guidance.

Risk Factors

7.   Due to your particular filing history, you will need to provide disclosure that otherwise would be required only in a registration statement on Form 20-F. Nonetheless, ensure that you revise this document to make clear that it is an annual report. For example, in the first paragraph of this section, you refer to "this registration statement.

8.   Please eliminate statements that mitigate the risk you present. Such statements include clauses that begin or precede "although" or "however." Other examples include the suggestion that you are "in substantial compliance," that the cost "will not have a material adverse effect" and references to "customary" industry practice, the latter of which appears in several risk factors. Similarly, rather than stating that there can be no assurance of a particular outcome, delete such language and state the extent of each risk plainly and directly.

9. Please revise the subheadings to your risk factors so that, rather than merely stating a fact, they identify the particular risk to the company or an investor.

10. Provide concise risk factor discussions that make clear in each case how the risk affects or potentially impacts you in particular. See Instruction to Item 3.D of Form 20-F. Also move excess detail, such as the references to two- and three-dimensional seismic data under "Exploration Risks," so that it appears elsewhere in the document.

Information on the Company, page 7

History and Development of the Company, page 7

11. Please disclose your principal capital expenditures and divestitures over the last three fiscal years, and your expenditures and divestitures that are currently in progress. See Item 4.A of Form 20-F.

Property, Plant and Equipment, page 9

12. To the extent possible, minimize duplicative disclosure throughout this filing. We note that at page nine under the heading property, plant and equipment, and at page 12 under the heading property acquisitions, you repeat the information provided at page seven under the heading history and development of the company.

Operating and Financial Review and Prospects, page 14

Operating Results, page 14

13. Discuss the changes to your results from 2005 through 2007, and explain in detail the reasons for changes from period to period. Also quantify your reference to "sundry revenue" at page 12.

Liquidity and Capital Resources, page 15

14. Disclose your plans to address your working capital deficiency, updated to quantify the current liquidity situation. Discuss how long your current resources will enable you to operate. We may have additional comments.

Safe Harbor, page 16

15.   The safe harbor discussed in Item 5.G applies to forward-looking disclosure you
        provide pursuant to Items 5.E and 5.F of Form 20-F. Because you are subject to
        the "penny stock" rules of the Securities Exchange Act of 1934, you cannot
        otherwise rely on the safe harbor for forward-looking statements under the Private
        Securities Litigation Reform Act of 1995. Please revise your registration
        statement accordingly.

Directors, Senior Management and Employees, page 16

Directors and Senior Management, page 16

16.   Provide corrected disclosure regarding the positions held by the officers listed in
        the table, as two are listed as "Corporate Secretary."

17.   Please disclose the amount of time that each named individual devotes to your
        operations. If that amount of time is less than 100%, briefly describe the officers'
        other business activities.   For example, explain how Mr. Wensley "oversees" the
        other private interests cited.

18.   Discuss in necessary detail the conflicts of interest that arise or could arise due to
        the roles each has with other companies in similar industries. We note that Mr.
        Forseille serves as comptroller and exploration manager for Olympic Resources,
        for example. Also include corresponding Risk Factors disclosure if appropriate.

19.   Clarify for which entity Mr. Bourgeois served as CFO, and disclose the date of
        the merger.

Compensation, page 18

20.   We note that you only disclose the compensation paid to Messrs. Forseille and
        Wensley. Please revise your compensation table to include the compensation paid
        to all officers and directors. See Item 6.B. of Form 20-F.

21.   Please file the Stock Option Plan as an exhibit.

Related Party Transactions, page 19

22.   The disclosure under the caption "Related Party Transactions and Balances" at
        page F-15 identifies a number of related party transactions that are not described
        in this section. Please discuss all such transactions in sufficient detail. Also,
        identify by name each individual engaged in a related party transaction.

Share Capital, page 21

23.   We note that you do not disclose some of the information required by Item 10.A
       of Form 20-F. Please provide the information required by this Item including:

       - A description of the characteristics of the flow-through shares issued during
         the year ended February 28, 2006 so that the reader may better understand the
         nature of the security.

       - A reconciliation of the number of shares outstanding at the beginning and end
         of the year as required by Item 10.A.1(d).

       - The persons to whom any capital of any member of the group is under option,
         or agreed conditionally or unconditionally to be put under option, or an
         appropriate negative statement as required by Item 10A.5.

       - A history of share capital for the last three years, or an appropriate negative
         statement as required by Item 10A.6.

Material Contracts and Agreements, page 22

24.   We note that at page eight you describe a joint venture agreement, and that at
       page F-15 you list several other agreements. Please provide a summary of these
       contracts.

Taxation, page 23

25.   Please revise to eliminate the language indicating that readers "should consult"
       with their own advisors, although you may suggest this course of action.

Part II, page 27

26.   Please disclose, to the extent applicable, all the information required by Items
       5.A.4, 5.B, 10.B, 10.G, 13, 14, 15 and 16 of Form 20-F.

Exhibits, page 27

27.   We note that you refer to the exhibit index at page F-18. However, you have not
       complied with Form 20-F's instructions as to exhibits. Please revise your
       disclosure to comply with these instructions.

Signatures, page 28

28.   Ensure that each filing is signed and that you provide a conformed signature to make clear that it has been signed. There is no conformed signature at page 28.

Notes to the Consolidated Financial Statements, page F-18

29.   We note that your consuldiated [sic] financial statement balances under United States GAAP reflect balances for 2007 and 2008. Please revise so that the balances are stated for 2007 and 2006.

Consolidated Statements of Operations, page F-3

30.   Please specify which debt security was extinguished during the year ended February 28, 2007 which resulted in a gain of $61,343. In doing so, indicate the amount of proceeds initially received from the sale of this instrument, all relevant terms and conditions, and the type and amount of consideration paid to extinguish it.

Note 1. Nature and Continuance of Operations, page F-5

31.   We note your disclosure that you are in the process of exploring your petroleum and natural gas properties and have yet to determine whether your properties contain reserves that are economically recoverable. We further note that you have capitalized oil and natural gas properties that are in excess of your unproved property costs excluded from costs subject to depletion.   Please clarify whether or not you have proved reserves for each of the years presented and specify how you determined that no impairment was necessary when applying your ceiling test for the year ended February 28, 2007 under both Canadian and US GAAP.

32.   We note that you have acquired rights to 3D seismic data. Please tell us how you accounted for these costs under both US and Canadian GAAP.

Note 5. Convertible Loan, page F-11

33.   Please tell us whether the convertible loan contained an embedded derivative that must be accounted for at fair value with changes in fair value recorded in earnings under US GAAP. Refer to SFAS 133 and EITF 00-19.

Christopher J. Wensley
Horizon Industries, Ltd.
October 12, 2007
Page 7

Note 13. Differences Between Canadian and United States Generally Accepted
Accounting Principles

34.   Please expand your disclosure for US GAAP purposes to explain how and when
        you assess unproved properties for impairment, as required by Rule 4-
        10(c)(3)(ii)(A)(1) of Regulation S-X.

Closing Comments

        We remind you that the Form 20-F registration statement became effective
automatically under the Exchange Act 60 days from the date of filing, and the Exchange
Act reporting requirements became operative at that time.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing. You may contact John

Christopher J. Wensley
Horizon Industries, Ltd.
October 12, 2007
Page 8

Cannarella at (202) 551-3337 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director

cc: J. Cannarella
        J. Davis
        T. Levenberg
        S. Donahue

        via facsimile
        Patrick Forseille
        604-488-3910